Exhibit 20.1

                                                        Contacts:
                                                        Alfred R. Camner
                                                        Chief Executive Officer
                  NEWS RELEASE

                   BANKUNITED                            James A. Dougherty
                                                         Chief Operating Officer
         Nasdaq National Market:  BKUNA
                                                         Samuel Milne
                                                         Chief Financial Officer

                                                         PHONE (305) 569-2000
--------------------------------------------------------------------------------
            BankUnited Financial Corporation * 255 Alhambra Circle
                         * Coral Gables, Florida 33134
               BANKUNITED, FSB * PRIVATE AND RELATIONSHIP BANKING
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
---------------------
February 3, 1997

                  BANKUNITED'S FIRST QUARTER EARNINGS JUMP 76%;
                          DOUBLES SIZE FROM PRIOR YEAR

CORAL GABLES, FL -- BankUnited Financial Corporation, parent company of BankUnited, FSB, today reported net income of $1.6 million for the three months ended December 31, 1996, a 76% increase over net income of $911,000 for the same quarter of last year.

Fully-diluted earnings after payment of preferred stock dividends amounted to $.13 (13 cents) per share for the first quarter of fiscal 1997, on 8,045,353 average fully-diluted common shares. This compared with $.15 (15 cents) per share a year ago, on 3,172,243 average fully-diluted common shares.

BankUnited also reported that its assets more than doubled to $1.3 billion at December 31, 1996 as compared with $638 million a year ago. Deposits increased 149% to $878 million at December 31, 1996 from $353 million one year ago; and loans grew to $1 billion, a 114% increase over $88 million at December 31, 1995.

Alfred R. Camner, Chairman and CEO stated that "BankUnited has shown a strong increase in net income compared to last year. This strong earnings performance is not yet completely reflected in year to year comparisons in earnings per share, as a result of the almost tripling of our average common shares outstanding from the common shares issued in the Suncoast acquisition and the $3.6 million shares issued in our public offering in February of last year. We fully anticipate receiving important additional benefits to our bottom line from substantial merger cost savings as the consolidation of Suncoast operations into BankUnited continues during this year.

BankUnited has more than doubled its size during this past year in pursuing our goal of becoming one of the most significant franchises headquartered in South Florida. This expansion resulted not only from our acquisition of Suncoast Savings and Loan, which had $409 million in assets, but additionally from a high level of internal expansion which was more than 63% during the last year.

Furthermore, we are very pleased with the initial speed with which we have merged the operations of Suncoast into BankUnited. For example, we substantially integrated all Suncoast branch operations into BankUnited's system including completing name changes within 30 days of the November closing. These newly acquired branches have strengthened our South Florida presence significantly, particularly in Broward County where we now have eight offices.

The Suncoast acquisition combined with our recently completed $50 million trust preferred stock offering has placed us in a unique position to pursue our target of rapid growth in the consolidated bank market in South Florida. Our total core capitalization, now totaling approximately $140 million, will enable us to continue rapid internal expansion during the coming year; and, of course, we will always be interested in attractive acquisitions which are appropriate to achieve our goals."

Headquartered in Coral Gables, BankUnited currently is the fourth largest publicly-held financial institution based in the tri-county South Florida region, operating 15 branches in Dade, Broward and Palm Beach counties of southeast Florida.

BankUnited Financial Corporation is traded on the Nasdaq National Market., Its common stock trades under the symbol of BKUNA and its preferred stocks trade under the symbols BKUNO, BKUNP and now BKUNN.

CONTACT:          SAMUEL MILNE, CFO, BANKUNITED, (305) 569-2000
                  Distributed by:        Boardroom Communications (954) 321-6334
                  Contact:               Linda Greck or Julie Silver

BankUnited Financial Corporation
FIRST QUARTER 1997 EARNINGS RELEASE
--------------------------------------------------------------------------------

                                                                                 THREE MONTHS ENDED
                                                                                    DECEMBER 31,
                                                                                 ------------------
                                                                       1996                          1995
                                                                       ----                          ----
                                                                 (Dollars in thousands, except per share data)
Total interest income.............................................  $    19,491                  $    11,324
Total interest expense............................................       12,387                        7,786
                                                                    -----------                  -----------
    Net interest income...........................................        7,104                        3,538

Provision (credit) for loan losses................................          250                         (300)
                                                                    -----------                  ------------
    Net interest income after provision for loan losses...........        6,854                        3,838

Net gain on sale of assets........................................           --                           --
Total other income................................................          600                          158
Total other expense...............................................        4,833                        2,528
                                                                    -----------                  -----------
    Income before income taxes and preferred stock dividends......        2,621                        1,468

Provision for income taxes........................................        1,022                          557
                                                                    -----------                  -----------

    Net income before preferred stock dividends...................        1,599                          911
Preferred stock dividends.........................................          672                          536
                                                                    -----------                  -----------
    Net income after preferred stock dividends....................  $       927                  $       375
                                                                    ===========                  ===========

Primary earnings per common shares:...............................  $      0.13                  $      0.16
                                                                    ===========                  ===========

Weighted average common shares and equivalents....................    7,154,658                    2,369,244
                                                                    ===========                  ===========

Fully-diluted earnings per common share:..........................  $      0.13                  $      0.15
                                                                    ===========                  ===========

Weighted average fully-diluted common shares......................    8,045,353                    3,172,243
                                                                    ===========                  ===========

Return on average equity..........................................         8.08%                        5.01%
Return on average assets..........................................         0.62%                        0.42%
Net interest yield on earning assets..............................         2.83%                        2.31%
Net interest spread...............................................         2.60%                        1.91%


                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                        1996                         1995
                                                                        ----                         ----
                                                                             (Dollars in thousands)

Total assets......................................................   $1,329,044                  $   638,434
Loan receivable, net..............................................    1,046,771                      488,390
Mortgage-backed securities........................................       86,112                       52,353
Deposits..........................................................      878,166                      353,044
Borrowings........................................................      289,259                      231,775
Stockholders' equity..............................................       98,155                       46,793
Book value per common share.......................................         7.59                        10.60